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Filing under Rule 425 under the Securities Act of 1933
Subject Company:  IMS HEALTH INCORPORATED
Subject Company's Commission File No: 001-14049




[IMS LOGO]                         [COGNIZANT TECHNOLOGY SOLUTION LOGO]



                                          NEWS

                                          FOR IMMEDIATE RELEASE

Contacts:
Michael Gury                        Brian Maddox/Scot Hoffman
IMS Communications                  Cognizant Comms. (c/o FD Morgen-Walke)
(203) 319-4730                      (212) 850-5600

Darcie Peck                         Gordon Coburn
IMS Investor Relations              Cognizant Chief Financial Officer
(203) 319-4766                      (201) 678-2712


                  IMS HEALTH AND COGNIZANT TECHNOLOGY SOLUTIONS
                  ANNOUNCE PLAN TO DISTRIBUTE IMS'S INTEREST IN
                   COGNIZANT IN A `SPLIT-OFF' EXCHANGE OFFER

                  CONFERENCE CALL WITH INVESTORS SCHEDULED FOR
                        FRIDAY, NOVEMBER 15 AT 8 A.M. EST

FAIRFIELD, CT and TEANECK, NJ, November 14, 2002 - IMS Health (NYSE: RX) and Cognizant Technology Solutions (Nasdaq: CTSH) today jointly announced plans to distribute IMS's majority interest in Cognizant Technology Solutions. The distribution would be achieved through a "split-off" exchange offer that provides IMS shareholders with the opportunity to exchange, on a tax-free basis, some or all of their shares of IMS


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common stock for shares of Cognizant common stock held by IMS. IMS currently owns 11.3 million shares of Cognizant, representing approximately 56 percent of the outstanding shares of Cognizant. These plans are described in a Cognizant registration statement filed today with the Securities and Exchange Commission
(SEC).

         IMS is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. Cognizant is a leading provider of custom software development, integration and maintenance services to Blue Chip companies worldwide.

         Subject to the SEC's review of the registration statement and satisfaction of the conditions of the exchange offer, the split-off is expected to be completed in the first quarter of 2003. IMS shareholders will receive an Offering Circular-Prospectus that provides complete details of the transaction at the commencement of the exchange offer.

         "The proposed split-off enables IMS and Cognizant Technology Solutions to capitalize on growth opportunities in our respective markets. At the same time, it sharpens IMS's focus on the core capabilities we consider most strategic," said David Thomas, IMS chairman and chief executive officer. "Cognizant has a proven track record of customer satisfaction and financial success, and we will continue to look to them for world-class software development and technology support for IMS customized solutions."

         "Today's action is good for Cognizant," said Kumar Mahadeva, Cognizant Technology Solutions chairman and CEO. "It will broaden our investor base and allow us to move forward as a fully independent company. In a relatively short time, Cognizant has demonstrated the success of its business model and we look forward to continued growth as a leading provider of high-value technology solutions."


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         A copy of the preliminary Offering Circular-Prospectus and additional information about the split-off transaction will be available in the "Investors" areas of the IMS and Cognizant websites.

         IMS has retained Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. to serve as financial advisors on the transaction.

CONFERENCE CALL SCHEDULED

         Executive management of IMS and Cognizant will review details of the split-off plan during a conference call with investors and analysts at 8 a.m. EST on Friday, November 15, 2002.

         Participants may access the call via the following telephone numbers:

         1-888-732-8129 (U.S. and Canada)
         1-212-346-6394 (International)

         A replay of the presentation will be available beginning one hour after the call until November 22, 2002 by dialing:

         1-800-633-8284 (U.S. and Canada)
         1-402-977-9140 (International)
         The reservation number to access the replay is 21025462.

         To listen to a live audio Webcast of the conference call, go to HTTP://WWW.CORPORATE-IR.NET/IREYE/IR_SITE.ZHTML?TICKER=RX&SCRIPT=1010&ITEM_
ID=676058. A replay of the Webcast will be available for seven days.

IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER

         Investors are urged to read the documents that IMS and Cognizant have filed and will file with the SEC in connection with the exchange offer. These documents contain

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important information about the exchange offer and its potential effect on the companies and their stockholders. They can be accessed online at the SEC's website (HTTP://WWW.SEC.GOV), as well as on the IMS and Cognizant websites. Copies also are available by request from IMS Investor Relations or Cognizant at the phone numbers listed in this press release.

ABOUT COGNIZANT TECHNOLOGY SOLUTIONS

         Cognizant Technology Solutions Corp. (Nasdaq: CTSH) is a leading provider of custom information technology design, development, integration and maintenance services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant provides applications management, development, systems integration and business process outsourcing services through its onsite/offshore outsourcing model. Cognizant's more than 5,600 employees are committed to partnerships that sustain long-term, proven value for customers by delivering high-quality, cost-effective solutions through its development centers in India and Ireland, and onsite client teams. Cognizant maintains P-CMM and SEI-CMM Level 5 assessments from an independent third-party assessor and was recently ranked as the top information technology company in Forbes' 200 Best Small Companies in America and in BusinessWeek's Hot Growth Companies. Further information about Cognizant can be found at HTTP://WWW.COGNIZANT.COM.

ABOUT IMS

         Operating in more than 100 countries, IMS Health is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.3 billion in 2001 revenue and nearly 50 years of industry experience, IMS Health offers leading-edge business


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intelligence products and
services that are integral to clients' day-to-day operations, including marketing effectiveness solutions for prescription and over-the-counter pharmaceutical products; sales optimization solutions to increase pharmaceutical sales force productivity; and consulting and customized services that turn information into actionable insights. Additional information is available at HTTP://WWW.IMSHEALTH.COM.

                                       ###

THIS PRESS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH AND COGNIZANT BELIEVE THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES FOR IMS HEALTH INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS FOR IMS HEALTH IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, AND THE ABILITY TO IMPLEMENT COST-CONTAINMENT MEASURES, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX,
(V) TO THE EXTENT UNFORESEEN CASH NEEDS ARISE, THE ABILITY TO OBTAIN FINANCING ON FAVORABLE TERMS, (VI) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE, AND (VII) UNCERTAINTIES REGARDING THE SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER, AND THE EFFECTS ON THE EXCHANGE OFFER OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, REGULATORY AND LEGAL REQUIREMENTS AND THE RESULTS OF NEGOTIATIONS BETWEEN COGNIZANT AND IMS HEALTH.

POTENTIAL RISKS AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO DIFFERENCES FOR COGNIZANT INCLUDE, BUT ARE NOT LIMITED TO: (I) THE SIGNIFICANT FLUCTUATIONS OF COGNIZANT'S QUARTERLY OPERATING RESULTS CAUSED BY A VARIETY OF FACTORS, MANY OF WHICH ARE NOT WITHIN COGNIZANT'S CONTROL, INCLUDING (A) THE NUMBER, TIMING, SCOPE AND CONTRACTUAL TERMS OF APPLICATION DESIGN, DEVELOPMENT AND MAINTENANCE PROJECTS, (B) DELAYS IN THE PERFORMANCE OF PROJECTS, (C) THE ACCURACY OF ESTIMATES OF COSTS, RESOURCES AND TIME TO COMPLETE PROJECTS, (D) SEASONAL PATTERNS OF COGNIZANT'S SERVICES REQUIRED BY CUSTOMERS, (E) LEVELS OF MARKET ACCEPTANCE FOR COGNIZANT'S SERVICES, (F) POTENTIAL ADVERSE IMPACTS OF NEW TAX LEGISLATION, AND (G) THE HIRING OF ADDITIONAL STAFF; (II) CHANGES IN COGNIZANT'S BILLING AND EMPLOYEE UTILIZATION RATES; (III) COGNIZANT'S ABILITY TO MANAGE ITS GROWTH EFFECTIVELY, WHICH WILL REQUIRE COGNIZANT (A) TO INCREASE THE NUMBER OF ITS PERSONNEL, PARTICULARLY SKILLED TECHNICAL, MARKETING AND MANAGEMENT PERSONNEL, (B) TO FIND SUITABLE ACQUISITION CANDIDATES TO SUPPORT GEOGRAPHIC EXPANSION, AND (C) TO CONTINUE TO DEVELOP AND IMPROVE ITS OPERATIONAL, FINANCIAL, COMMUNICATIONS AND OTHER INTERNAL SYSTEMS, IN THE UNITED STATES, INDIA AND EUROPE; (IV) COGNIZANT'S LIMITED OPERATING HISTORY WITH UNAFFILIATED CUSTOMERS; (V) COGNIZANT'S RELIANCE ON KEY CUSTOMERS AND LARGE PROJECTS; (VI) THE HIGHLY COMPETITIVE NATURE OF THE MARKETS FOR COGNIZANT'S SERVICES; (VII) COGNIZANT'S ABILITY TO SUCCESSFULLY ADDRESS THE CONTINUING CHANGES IN INFORMATION TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND CHANGING CUSTOMER OBJECTIVES AND PREFERENCES; (VIII) COGNIZANT'S RELIANCE ON THE CONTINUED SERVICES OF ITS KEY EXECUTIVE OFFICERS AND LEADING TECHNICAL PERSONNEL; (IX) COGNIZANT'S ABILITY TO ATTRACT AND RETAIN A SUFFICIENT NUMBER OF HIGHLY SKILLED EMPLOYEES IN THE FUTURE; (X) COGNIZANT'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; (XI) THE CONCENTRATION OF COGNIZANT'S OPERATIONS IN INDIA AND THE RELATED GEO-POLITICAL RISKS OF LOCAL AND CROSS-BORDER CONFLICTS; (XII) TERRORIST ACTIVITY, THE THREAT OF TERRORIST ACTIVITY, AND RESPONSES TO AND RESULTS OF TERRORIST ACTIVITY AND THREATS, INCLUDING, BUT NOT LIMITED TO, EFFECTS, DOMESTICALLY AND/OR INTERNATIONALLY, ON COGNIZANT, ITS PERSONNEL AND FACILITIES, ITS CUSTOMERS AND SUPPLIERS, FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS; (XIII) GENERAL ECONOMIC CONDITIONS; AND (XIV) UNCERTAINTIES REGARDING THE SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER, AND THE EFFECTS ON THE EXCHANGE OFFER OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, REGULATORY AND LEGAL REQUIREMENTS AND THE RESULTS OF NEGOTIATIONS BETWEEN COGNIZANT AND IMS


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HEALTH. SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES;
CONSEQUENTLY, ACTUAL TRANSACTIONS AND RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED THEREBY.

ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANIES CAN BE FOUND IN FILINGS OF THE COMPANIES MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.










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